April 13, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Duc Dang, Attorney-Advisor
Adam F. Turk

Re:	MPG Office Trust, Inc. Request to Withdraw Pre-Effective Amendment to
Form S-11/A, File No. 333-166439

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, MPG Office Trust, Inc. (the “Company”) hereby requests the immediate withdrawal of Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11/A (File No. 333-166439) filed with the Securities and Exchange Commission on March 16, 2011.

This amendment was intended to be a post-effective amendment but was incorrectly labeled and tagged as a pre-effective amendment at the time of the filing.  Accordingly, the Company is requesting that the amendment be withdrawn and is re-filing a post-effective amendment to the registration statement that will include the correct label and EDGAR tag.

The Company confirms that no securities have been sold pursuant to the amendment.

If you have any questions or comments regarding the foregoing, please call Julian Kleindorfer of Latham & Watkins LLP at (213) 891-8371 or the undersigned at (213) 613-4873.

Very truly yours,

MPG OFFICE TRUST, INC.

/s/ JONATHAN L. ABRAMS
Jonathan L. Abrams
Senior Vice President,
General Counsel and Secretary